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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 001-11455
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                           NOTIFICATION OF LATE FILING

(Check One):  [  ]  Form 10-K  [  ] Form 11-K [  ] Form 20-F [x] Form 10-Q
              [  ]  Form N-SAR [  ] Form N-CSR

For Period Ended: March 31, 2003
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[  ]  Transition Report on Form 10-K   [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F   [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:
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      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         PART I. REGISTRANT INFORMATION

Full name of registrant: Shurgard Storage Centers, Inc.
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Former name if applicable: Not applicable
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Address of principal executive office (Street and number):

1155 Valley Street
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City, State and Zip Code: Seattle, Washington 98109
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                        PART II. RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following
  [X] the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                               PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      On May 7, 2003, in the course of reviewing the Company's financial statements for the first quarter of 2003, in particular in reviewing the estimated values associated with an interest rate hedging transaction entered into in 2001, the Company's auditors advised it that the accounting treatment that had historically been afforded to that transaction, in accordance with prior advice, needed to be reviewed further. As a result, the Company's first quarter financial statements were not available for release on May 8, 2003, the date scheduled for the Company's earnings release. The Company worked with its auditors after that date in reviewing the documentation for this transaction. On May 13, the Company and its auditors concluded that the hedge transaction had not been accounted for appropriately. Based on this information, the Company concluded that a restatement of its 2001 and 2002 financial statements was necessary. The Company and its independent auditors are now reassessing the accounting treatment afforded to the Company's other hedge transactions to determine whether further revisions to its financial statements will be required. This process could not be completed in time to permit the Company to timely file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003.

                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

Harrell Beck, Chief Financial Officer          (206)            624-8100
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              (Name)                        (Area code)    (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [x] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [x] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The following discussion excludes the effect of the accounting for the hedge transactions referred to above, which are still under consideration by the Company and its auditors. The Company's revenues and operating expenses for the first quarter of 2003 increased by significant amounts primarily as a result of the acquisition of Morningstar in June 2002. As the process of completing and reviewing the financial statements is not yet complete, the Company is not in a position to provide further quantification.


                         Shurgard Storage Centers, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2003         By:/s/ Harrell Beck
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                              Harrell Beck,
                              Senior Vice President, Chief Financial Officer and Treasurer
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